UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 10)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Majesco Entertainment Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

784495103
(CUSIP Number)

Trinad Capital Master Fund Ltd.
2121 Avenue of the Stars, Suite 1650
Los Angeles, CA 90067
(310) 601-2500
_____________________________________________________
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 23, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Trinad Capital Master Fund Ltd.
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  ❒
                                           (b)  ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
                7) SOLE VOTING POWER
NUMBER OF                     2,372,254
SHARES        ____________________________________________________________
BENEFICIALLY                  8) SHARED VOTING POWER
OWNED BY
EACH   ____________________________________________________________
REPORTING                9) SOLE DISPOSITIVE POWER
PERSON                            2,372,254
WITH   ____________________________________________________________
                 10) SHARED DISPOSITIVE POWER

_____________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,372,254
____________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
____________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    10.66%
____________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
____________________________________________________________________________

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert S. Ellin
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ❒
                                             (b) ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
_____________________________________________________________________________
                  7) SOLE VOTING POWER
NUMBER OF                       33,856
SHARES        ____________________________________________________________
BENEFICIALLY                    8) SHARED VOTING POWER
OWNED BY                        2,726,8081
EACH   ____________________________________________________________
REPORTING                   9)   SOLE DISPOSITIVE POWER
PERSON                        33,856
WITH   ____________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                   2,726,8081
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,760,6641
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
_____________________________________________________________________________

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4%
_____________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
_____________________________________________________________________________

_____________________________________
1 Includes (A) 2,372,254 shares of Common Stock owned by the Trinad Capital Master Fund Ltd. (the “Fund”); (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis Equities, Inc., a Delaware corporation of which Nancy J. Ellin is the sole stockholder (“Atlantis”); and (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the “Plan”).  Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Nancy J. Ellin
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  ❒
                                           (b) ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
___________________________________________________________________________
                7) SOLE VOTING POWER
NUMBER OF                    47,656
SHARES  ____________________________________________________________
BENEFICIALLY               8) SHARED VOTING POWER
OWNED BY                       340,7542
EACH   ____________________________________________________________
REPORTING                       9) SOLE DISPOSITIVE POWER
PERSON                    47,656
WITH   ____________________________________________________________
                10) SHARED DISPOSITIVE POWER
                   340,7542
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,4102
____________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
__________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.75%
__________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
__________________________________________________________________________

_______________________________
2 Includes (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin’s spouse, (B) 225,456 shares of Common Stock that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; and (C) 81,442 shares of Common Stock owned by the Plan.  Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned individually by Mr. Ellin, and owned directly by Mr. Ellin, the Plan and the Trust.

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Atlantis Equities, Inc.
 ______________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ❒
                           (b) ❒
_______________________________________________________________________________
 3) SEC USE ONLY
_______________________________________________________________________________
4) SOURCE OF FUNDS  SC
_______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
_______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
New York
_______________________________________________________________________________
              7) SOLE VOTING POWER
NUMBER OF              225,456
SHARES  _________________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY
EACH   _____________________________________________________________
REPORTING             9)  SOLE DISPOSITIVE POWER
PERSON                  225,456
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
225,456
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.01%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D

CUSIP No. 784495103

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert S. Ellin Profit Sharing Plan
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ❒
                                             (b) ❒
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
______________________________________________________________________________
                      7) SOLE VOTING POWER
NUMBER OF                   81,442
SHARES  ________________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY
EACH   ____________________________________________________________
REPORTING             9) SOLE DISPOSITIVE POWER
PERSON    81,442
WITH   ____________________________________________________________
           10) SHARED DISPOSITIVE POWER

______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
81,442
______________________________________________________________________________

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.37%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

The purpose of this Schedule 13D/A is to reflect the delivery by Trinad Capital Master Fund Ltd. (the “Fund”) to Majesco Entertainment Company (the “Issuer”) of a notice (the “Notice”) on March 24, 2005 of the Fund’s intention to nominate three independent individuals for election as members of the board of directors (sometimes referred to herein as the “Board”) of the Issuer at the Issuer’s 2006 annual meeting of shareholders and to reflect the purchases of additional shares of common stock, $.001 par value per share (the “Common Stock”), purchased by one or more of the Reporting Persons since the date of the filing of amendment number 9 to this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of the previous amendment number 9 to the Schedule 13D, the Fund used $289,325.58 of investment capital to purchase an aggregate of 237,540 shares of Common Stock.

Item 4. Purpose of Transaction.

The shares of Common Stock owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons have purchased and hold the shares of Common Stock reported by them for investment purposes.

On May 11, 2005, one of the Reporting Persons, sent a letter to the Issuer's board of directors requesting that (i) two nominees of the Fund be appointed to serve on the Issuer's Board, (ii) the Issuer withdraw and amend its recently-filed proxy statement relating to its 2005 annual meeting of shareholders, to remove from shareholder consideration the proposal to amend the Issuer's certificate of incorporation to permit a staggered board consisting of three classes of directors, (iii) the Board conduct a thorough review of the Issuer's operations and business model, with a view to maximizing financial performance and limiting SG&A growth to ensure that the forecasted 50% revenue growth the Issuer has publicly projected in fiscal 2005 translates into healthy margin expansion and improved earnings as a percentage of overall revenues; and (iv) that management compensation be better aligned with operating results and shareholder return. The letter further states that in the event that the Issuer's common shares continue in the Fund's view to remain undervalued, that it may seek to accumulate additional common shares and become more actively involved in the Issuer. The Issuer’s Board has failed to respond to the May 11, 2005 letter.

On September 28, 2005, the Fund made an offer (the “Offer”) to the Issuer in a letter addressed to the Issuer’s Board to invest $5 million in the Issuer through the purchase from the Issuer of 3,333,333 shares of Common Stock at a price of $1.50 per share, representing a premium of 13.6% over the closing price of the Common Stock on the date immediately preceding the Offer.

On October 6, 2005, the Fund received a response from the Issuer’s Board that stated only that the Board reviewed the Offer and “does not feel that this proposal is in the best interests of our shareholders (other than Trinad).” The Issuer has failed to provide any further explanation or justification for its response.

On October 18, 2005, the Fund sent another letter to the Issuer’s Board requesting that it immediately begin exploring strategic alternatives to increase shareholder value, including, without limitation, a debt or equity financing to improve liquidity, one or more strategic acquisitions (combined with any required financing), a merger of the Issuer with another company or a sale of the Issuer, whether through the sale of its assets, a merger or consolidation or otherwise.

Despite an announcement by the Issuer that it had amended its existing Factoring Agreement, the Reporting Persons continue to believe that the Issuer is facing a liquidity crisis. Further, to the knowledge of the Reporting Persons, the Issuer has not received any other offers to make an equity investment in the Issuer. The Reporting Persons continue to believe that the Issuer would stand to benefit substantially by the infusion of additional equity capital. Such equity capital would improve the Issuer’s financial position and increase the likelihood that it would be able to obtain additional, needed equity capital and funds from additional borrowings, if necessary. Accordingly, on October 28, 2005, the Fund made another offer (the “Revised Offer”) to the Issuer’s Board to invest $7.5 million in the Issuer through the purchase from the Issuer of approximately 4,285,714 shares of Common Stock at a price of $1.75 per share, representing a premium of more than 20% over the closing price of the Common Stock on the date immediately preceding the Offer. The Revised Offer also represents an increase of 16.7% in the per share price, and an aggregate increase of $2,500,000, compared to the initial Offer. The Revised Offer was subject to a satisfactory due diligence review of the Issuer and to majority representation on the Issuer’s Board of qualified individuals nominated by the Fund . The Issuer’s Board failed to respond to the October 28, 2005 letter.

On November 7, 2005, the Fund sent another letter to the Issuer’s Board in which it questioned the failure by the Issuer to respond to the Fund’s offer to provide $7.5 million in equity financing to the Issuer at a price that represents a substantial premium to the then-trading price of the Issuer’s Common Stock. In that letter the Fund also requested that the Issuer immediately call a special meeting of the shareholders so that the Issuer’s shareholders may immediately consider again whether a staggered Board is appropriate given the Issuer’s disappointing performance, and whether the current members of the Board are suitable to continue to lead the Issuer.

On February 10, 2006, in the wake of the resignation of two additional members of the Issuer’s Board , the Fund sent another letter to the Issuer’s Board, in which the Fund requested the following:

•
that the Issuer immediately move to create an independent board of directors and appoint two designees of the Fund to the Issuer’s Board, to fill the vacancies recently created by the resignations of Messrs. Halpin and Weisman;

•	that Messrs. Jessie and Joey Sutton, the sons of Morris Sutton, immediately resign or be removed as officers and employees of the Issuer; and
•	that Morris Sutton, the Chief Executive Officer and a member of the Board of the Issuer, cease making threats to resign from the Issuer and establish a new business in competition with the Issuer.

Once again, the Issuer failed to formally respond to this letter.

The Fund continues to request that the Issuer immediately create an independent board of directors and appoint two designees of the Fund as discussed above, and that Messrs. Jessie and Joey Sutton, the sons of Morris Sutton, immediately resign or be removed as officers and employees of the Issuer. The Reporting Persons continue to believe that a more independent board of directors would provide greater value to the Issuer and its shareholders, and that the Board has improperly served to implement the personal directives of Morris Sutton at a great cost to the Issuer and its shareholders. The Fund has proposed that its two managing directors be appointed to the Issuer’s Board to fill the vacancies recently created by the unexpected resignations of Messrs. Halpin and Weisman. In doing so, the Issuer would have a primarily independent Board that is far more likely to serve and represent the interests of all of the Issuer’s shareholders and not merely one constituency led by Morris Sutton. Further, the Reporting Persons believe that Messrs. Jessie and Joey Sutton do little to further the Issuer’s business and strategic objectives, and have been placed in such high-paying positions of management as a result of Morris Sutton’s selfish desire to compensate his own children at the expense of the Issuer and its shareholders.

The Fund had been advised by members of the Issuer’s Board that it would receive a response during the week of March 13th to its request to appoint two nominees to the Board and to terminate Messrs. Jessie and Joey Sutton. The Fund once again failed to receive a response within the time frame and, as a result, the Fund has begun to take steps to more actively seek to change the composition of the Issuer’s Board and to effect the other changes it has been seeking, including, without limitation, by means of seeking to call a special meeting of shareholders to elect a new slate of directors.

On March 24, 2006, the Fund delivered to the Secretary of the Issuer the Notice notifying the Issuer of the Fund’s intention to nominate three (3) persons for election to the Board of Directors of the Issuer at the 2006 annual meeting of stockholders of the Issuer. A copy of the Notice is attached as Exhibit A hereto and is incorporated herein by reference. As previously disclosed on several occasions, the Fund has sought to create a more independent Board and has requested that the Issuer take all appropriate action to appoint independent members designated by the Fund. The Fund intends to prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement and form of proxy relating to the nomination of three persons to serve as members of the Issuer’s Board.

The Reporting Persons have made numerous requests that the Issuer and the Board take actions to improve the performance and financial condition of the Issuer and to establish a more appropriate corporate governance structure. To date, all of the Fund’s requests have been ignored, apparently for the purpose of furthering Morris Sutton’s objective to entrench his family members and operate the Issuer for the financial benefit of himself and his family members. The Fund believes that a number of factors clearly support this conclusion and the necessity of immediately expanding the current Board (consisting of three individuals) through the election of experienced independent directors that are capable of adding value to the Issuer. These factors include the following:

•
The Issuer continues to experience substantial and increasing reductions in revenues and substantial losses. The Issuer had revenues of approximately $59.7 million and it incurred an operating loss of approximately $70.1 million in fiscal 2005, compared to revenues of approximately $120.9 million and an operating profit of $12.1 million in fiscal 2004.

•	Notwithstanding these increasingly poor results from operations, based on the Issuer’s filings with the SEC, in fiscal 2005 the Issuer:

o
paid Jesse Sutton, the son of Morris Sutton, more than $555,000 in total cash compensation, granted him options to purchase 90,000 shares of Common Stock having a present value as of the grant date of $288,000;

o
paid Joseph Sutton, the son of Morris Sutton, more than $246,000 in total cash compensation, granted him options to purchase 51,000 shares of Common Stock having a present value as of the grant date of $163,200; and

o	engaged a printing and packaging company in which Morris Sutton’s brother is a co-owner, for which the Issuer has received bills of approximately $2,300,000.

•	In February 2006, the Issuer named Morris Sutton, the Chairman and a principal shareholder of the Issuer, President and Interim Chief Executive Officer.

•
Also in February 2006, two of the Issuer’s independent directors resigned because, according to disclosure made by the Issuer in a Form 8-K, “[the independent directors] believed Morris Sutton would not commit to continuing his association with the Issuer if the independent directors were to insist upon the resignation of certain other members of the Sutton family employed by the Company.”

•
On March 16, 2006, the Nasdaq Stock Market (“Nasdaq”) notified the Issuer that based on the Issuer's Form 10-Q for the period ended January 31, 2006, the Issuer no longer satisfies the requirement for continued listing on the Nasdaq Capital Market set forth in Marketplace Rule 4310(c)(2)(B), which requires the Issuer to have a minimum of $2.5 million in stockholders' equity, $35.0 million market value of listed securities, or $500,000 of net income from continuing operations. The Company is required to present its plan to achieve and sustain compliance to Nasdaq on or before March 30, 2006.

•
On January 25, 2005, one day before the Issuer’s offering of six million shares of Common Stock, Albert Ades, the father-in-law of Jesse Sutton, filed a notice of his intention to sell 25,000 shares of the Issuer’s Common Stock, resulting in gross proceeds of more than $343,000. This offering has been the subject of numerous lawsuits based on extensive violations of securities laws, described below.

•	There have been numerous lawsuits filed against the Issuer and its current and former directors, including:

o
On December 2, 2005, a vendor filed a complaint against the Issuer in the Supreme Court of the State of New York, County of New York, alleging breach of contract and failure to pay in connection with services rendered. The complaint seeks approximately $2.6 million in damages plus interest and costs, including attorney’s fees.

o
In July 2005, four purported class action complaints were filed against the Issuer and several current and former directors and officers of the Issuer in the United States District Court for the District of New Jersey. On September 12, 2005, a fifth purported class action complaint was filed in the same court on behalf of a class of individuals who purchased shares of the Issuer’s Common Stock in the Issuer’s January 26, 2005 offering of six million shares of Common Stock (the “Offering”). The complaint named as defendants the Issuer, several current and former directors and officers of the Issuer, and certain financial institutions who served as underwriters with respect to the Offering. The Complaint alleges that the Registration Statement and Prospectus filed with the SEC in connection with the Issuer’s Offering and certain of the Issuer’s press releases and other public filings contained material misstatements and omissions about the Issuer’s financial condition and prospects as well as its products. Lead Plaintiff asserts a claim under Section 11 of the Securities Act against all the defendants on behalf of investors who purchased shares in the Offering. It asserts a Section 12(a)(2) claim against the Issuer and the financial institutions who served as underwriters in connection with the Offering, and a Section 15 control person claim against defendants Carl Yankowski, Jan Chason, Jesse Sutton, Joseph Sutton, and Morris Sutton (the “Defendants”). Lead Plaintiff also asserts a claim under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against the Issuer and the Defendants and a claim under Section 20(a) of the Exchange Act against the Defendants. The Complaint seeks damages in an unspecified amount.

•
As the Reporting Persons have previously announced, the Issuer has rejected generous financing offers from the Fund. The Board’s failure to respond to our many overtures has resulted in the continued deterioration of the Issuer. On October 28, 2005, the Fund made an offer (the “Offer”) to the Board to invest $7.5 million in the Issuer through the purchase from the Issuer of approximately 4,285,714 shares of the Issuer’s Common Stock at a price of $1.75 per share. The Offer price represented a premium of more than 20% over the closing price of the Common Stock on the date immediately preceding the Offer, and represents a premium of nearly 48% over yesterday’s closing price of the Common Stock. To the shock and dismay of us and our fellow Issuer shareholders, the Board did not even bother to respond to our Offer. At the time, and in retrospect, it is clear that the Board’s inaction amounted to a gross and blatant disregard of the interests of the Issuer and its shareholders.

Further, the Fund continues to request that Messrs. Jessie and Joey Sutton, the sons of Morris Sutton, immediately resign or be removed as officers and employees of the Issuer. The Reporting Persons continue to believe that a more independent board of directors would provide greater value to the Issuer and its shareholders, and that the Board has improperly served to implement the personal directives of Morris Sutton at a great cost to the Issuer and its shareholders. In appointing additional independent members to the Board, the Issuer would have a primarily independent Board that is far more likely to serve and represent the interests of all of the Issuer’s shareholders, and not merely one constituency led by Morris Sutton. Further, the Reporting Persons believe that Messrs. Jessie and Joey Sutton do little to further the Issuer’s business and strategic objectives, and have been placed in such high-paying positions of management as a result of Morris Sutton’s selfish desire to compensate his own children at the expense of the Issuer and its shareholders.

On March 24, 2006, the Fund made an offer to the Issuer in a letter addressed to the Issuer’s Board to invest $3 million in the Issuer through the purchase from the Issuer of 2,000,000 shares of Common Stock at a price of $1.50 per share, representing a premium of 27.1% over yesterday’s closing price of the Common Stock. A copy of this letter is attached hereto as Exhibit B. The Fund believes that such financing is required by the Issuer immediately both to meet internal liquidity requirements and to address the requirements of Nasdaq described above with the goal of avoiding delisting of the Common Stock. This offer is subject to the completion of due diligence to the satisfaction of the Fund and will expire on Wednesday, March 29, 2005.

The Fund intends to promptly file a law suit against the Issuer and several current and former directors and officers of the Issuer. The complaint may allege, among other things, that the defendants breached their fiduciary duties while managing the business affairs of the Issuer, engaged in self-dealing transactions to further their personal interests, usurped corporate opportunities, mismanaged and/or wasted the Issuer’s assets and used poor judgment in appointing certain officers of the Issuer. The complaint may also seek to enjoin the Issuer from taking certain corporate actions.

The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof:

(i) The Fund may be deemed to beneficially own 2,372,254 shares of Common Stock, representing approximately 10.66% of the outstanding shares of Common Stock.

(ii) Robert S. Ellin may be deemed to beneficially own 2,760,664 shares of Common Stock, representing approximately 12.4% of the outstanding shares of Common Stock, including: (A) 33,856 shares of Common Stock owned directly by Robert S. Ellin; (B) 2,372,254 shares of Common Stock owned by the Fund; (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis, a Delaware corporation of which Nancy J. Ellin is the sole stockholder; and (E) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

(b) As of the date hereof:

(i) The Fund has sole power to vote and dispose of 2,372,254 shares of Common Stock.

(ii) Robert S. Ellin has sole power to vote and dispose of 33,856 shares of Common Stock and shared power to vote and dispose of 2,726,808 shares of Common Stock, reflecting, (A) 2,372,254 shares of Common Stock owned by the Fund; (b) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis; and (D) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors GP, LLC, the general partner of a principal stockholder of the Fund, and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

(c) The following Reporting Persons have effected the following transactions with respect to shares of the Common Stock since the date of the previous amendment number 9 to the Schedule 13D:

On March 3, 2006, the Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.2404 per share.

On March 8, 2006, the Fund purchased 12,540 shares of Common Stock through an open market transaction at a price of $1.1708 per share.

On March 13, 2006, the Fund purchased 22,500 shares of Common Stock through an open market transaction at a price of $1.1703 per share.

On March 13, 2006, the Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.1912 per share.

On March 14, 2006, the Fund purchased 1,300 shares of Common Stock through an open market transaction at a price of $1.1815 per share.

On March 16, 2006, the Fund purchased 50,000 shares of Common Stock through an open market transaction at a price of $1.2203 per share.

On March 17, 2006, the Fund purchased 36,200 shares of Common Stock through an open market transaction at a price of $1.2204 per share.

On March 20, 2006, the Fund purchased 12,000 shares of Common Stock through an open market transaction at a price of $1.2212 per share.

On March 21, 2006, the Fund purchased 17,600 shares of Common Stock through an open market transaction at a price of $1.2209 per share.

On March 22, 2006, the Fund purchased 8,400 shares of Common Stock through an open market transaction at a price of $1.2138 per share.

On March 22, 2006, the Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.2806 per share.

On March 23, 2006, the Fund purchased 2,000 shares of Common Stock through an open market transaction at a price of $1.22 per share.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Letter dated March 23, 2006 from Trinad Capital Master Fund Ltd. to the Secretary of Majesco Entertainment Company

Exhibit B: Letter dated March 24, 2006 from Trinad Capital Master Fund Ltd. to the Board of Directors of Majesco Enteratinment Company

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2006

TRINAD CAPITAL MASTER FUND LTD.

By: Trinad Capital L.P.

By: Trinad Advisors GP, LLC

By: /s/ Robert S. Ellin

Robert. S. Ellin, Managing Member

/s/ Robert S. Ellin
Robert S. Ellin

/s/ Nancy J. Ellin
Nancy J. Ellin

ATLANTIS EQUITIES, INC.

/s/ Nancy J. Ellin
By: Nancy J. Ellin, President

ROBERT S. ELLIN PROFIT SHARING PLAN

/s/ Robert S. Ellin, Trustee
By: Robert S. Ellin, Trustee

TRINAD CAPITAL MASTER FUND LTD.

By: Trinad Capital L.P.

By: Trinad Advisors GP LLC

By:  /s/ Robert S. Ellin
Name: Robert S. Ellin
Title: Managing Member

EXHIBIT A

Trinad Capital Master Fund Ltd.
2121 Avenue of the Stars, Suite 1650
Los Angeles, California 90067

                            March 23, 2006

Majesco Entertainment Company
160 Raritan Center Parkway
Edison, New Jersey 08837
Attention: Office of the Secretary

Re:	Notice to the Secretary of Intention to Nominate Persons for Election as Directors at the 2006 Annual Meeting of Stockholders of Majesco Entertainment Company

Dear Sir or Madam:

Trinad Capital Master Fund Ltd., a Cayman Islands exempted company (the “Fund”), pursuant to Section 7 of Article I of the Bylaws (the “Bylaws”) of Majesco Entertainment Company, a Delaware corporation (the “Company”), hereby notifies you that it intends to nominate three (3) persons for election to the Board of Directors of the Company (the “Board”) for the positions in the class of directors expiring at the 2006 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

This letter, including the exhibits, schedules and annexes attached hereto, is collectively referred to as the “Notice.” The persons the Fund intends to nominate for election to the Board at the Annual Meeting are Robert S. Ellin, Jay A. Wolf and Elliot Goldman (each a “Nominee” and collectively, the “Nominees”). The Fund believes that the Board is currently composed of three (3) members, with two Class I directors scheduled for election at the Annual Meeting and one Class I vacancy. To the extent that the Company might purport to increase the size of the Board and/or the number of Class I directors, the Fund reserves the right to nominate additional nominees for election to the Board at the Annual Meeting. Any additional nominations made pursuant to the preceding sentence would be without prejudice to the issue of whether such attempt by the Company to increase the size of the Board and/or the number of Class I directors was valid under the circumstances.

Pursuant to Section 7 of Article I of the Bylaws, the undersigned hereby sets forth the following:

(a)	The stockholder giving this Notice and intending to make the nominations set forth herein is Trinad Capital Master Fund Ltd.

(b)	The name and address of the Fund, as we believe they appear on the Company’s books, are Trinad Capital Master Fund Ltd., 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067.

(c)
The Fund is the beneficial owner of 2,372,254 shares of common stock, $.001 par value per share (the “Common Stock”), of the Company, 2,108,398 shares of which are held of record. For certain information regarding transactions in securities of the Company by the Fund during the past two years, see Schedule A attached hereto.

(d)
We hereby represent that the Fund is a holder of record of Common Stock entitled to vote at the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting to nominate the Nominees specified herein.

(e)
We hereby represent that the Fund intends to deliver a proxy statement and a form of proxy to holders of at least a sufficient number of holders of the Company’s outstanding Common Stock required to elect the Nominees specified herein.

(f)
The Fund has jointly filed a Schedule 13D with respect to the Common Stock with certain other persons and entities pursuant to a joint filing agreement. Reference is made to such Schedule 13D initially filed on May 11, 2005, as it has been and may be amended from time to time, as filed and to be filed with the Securities and Exchange Commission, for information regarding other persons and entities that are or may be deemed to be members in a group described therein. Certain information concerning the Fund and such entities is also set forth in Schedule B-3 hereto (without, in either case, conceding that any such information is required to be disclosed in this Notice).

(g)	Information regarding each Nominee required to be disclosed pursuant to Section 7 of Article I of the Bylaws is set forth in Exhibits A through C attached hereto.

(h)
Mr. Wolf is the beneficial owner of 76,428 shares of Common Stock of the Company. For certain information regarding transactions in securities of the Company by Mr. Wolf during the past two years, see Schedule B-1 attached hereto.

(i)
Mr. Goldman currently owns no shares of Common Stock of the Company. For certain information regarding transactions in securities of the Company by Mr. Goldman and a related entity during the past two years, see Schedule B-2 attached hereto.

(j)	Each Nominee’s written consent to his nomination, to being named in any Fund proxy statement as a nominee and to serving as a director of the Company if elected is included as Annex A hereto.

In addition to the foregoing, certain information regarding the qualifications of each Nominee responsive to the criteria and attributes said to be considerations for the Company’s Nominating and Corporate Governance Committee as described in the Company’s 2005 definitive proxy statement is set forth in Exhibits A through C attached hereto (without conceding that any such information is required to be disclosed in this Notice). The Fund expects that, if elected, each Nominee is prepared to serve the interests of all of the stockholders of the Company and to make himself available to the Board in the fulfillment of his duties as a director.

Except as set forth in this Notice, including the Exhibits hereto, as of the date hereof (i) no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years; (ii) no Nominee owns any securities of the Company (or any parent or subsidiary of the Company), directly or indirectly, beneficially or of record, or has purchased or sold any securities of the Company within the past two years, and no associate of any Nominee beneficially owns, directly or indirectly, any securities of the Company; (iii) no Nominee is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (iv) there is no transaction, or series of similar transactions, since November 1, 2004, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any Nominee or any associate of any Nominee, or any member of the immediate family of any Nominee or of any associate of any Nominee, had, or will have, a direct or indirect material interest; (v) no Nominee or associate of any Nominee has any arrangement or understanding with any person with respect to (a) any future employment with the Company or its affiliates (except in the capacity as a director) or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (vi) no Nominee has any substantial interest, direct or indirect, in the matters to be acted on at the Annual Meeting, except his interest in being nominated and elected as a director.

We expect that each Nominee will furnish such other information with respect to such Nominee as the Company may reasonably require to determine the eligibility of such Nominee to serve as a director of the Company (without conceding the validity of any such requirement or request for additional information).

We trust that this Notice complies in all respects with the Bylaws and applicable law. If the Company believes this Notice is incomplete or otherwise deficient in any respect, please notify us in writing immediately of such alleged deficiencies. We reserve the right, following receipt of any such notice, to either challenge, or attempt to cure, any alleged deficiencies. We also reserve the right to give further notice of additional business or nominations to be conducted or made at the Annual Meeting or other meeting of the Company’s stockholders, to revise the nominations described herein, or not to present any one or more nominations described herein.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, then in addition to any other rights or remedies the Fund may have, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by the Fund.

Please address any correspondence or questions to Trinad Capital Master Fund Ltd., Attention: Robert S. Ellin, telephone (310) 601-2500, facsimile (310) 277-2741 (with a copy to our counsel, Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, Attention: Andrew Hulsh, Esq., telephone (212) 715-9292, facsimile (212) 715-7519). The giving of this Notice is not an admission that the procedures for Notice contained in the Bylaws are legal, valid or binding, and the Fund reserves the right to challenge any such procedures or their application in whole or in part.

[Remainder of page intentionally left blank]

Very truly yours,

TRINAD CAPITAL MASTER FUND LTD.

By: Trinad Capital L.P.

By: Trinad Advisors GP, LLC

By: /s/ Robert S. Ellin
       Robert S. Ellin
       Managing Member

cc:   Morris Sutton
    Chairman and Interim Chief Executive Officer
    Majesco Entertainment Company

    Andrew Hulsh, Esq.
    Kramer Levin Naftalis & Frankel LLP

    Adam Sultan
    General Counsel
    Majesco Entertainment Company

Exhibit A

Nominee Information for Robert S. Ellin

Mr. Ellin, 40, is the Founder and Managing Member of Trinad Capital L.P., a micro-cap hedge fund. Prior to founding Trinad Capital in September 2003, Mr. Ellin was the Founder and President of Atlantis Equities Inc., a private investment company that actively managed an investment portfolio of small capitalization public companies, as well as select private company investments. Prior to founding Atlantis Equities in 1990, Mr. Ellin worked in Institutional Sales at L.F. Rothschild & Co. from 1985 to August 1989 and was the Manager of Retail Operations at Lombard Securities from September 1989 to May 1990. Mr. Ellin is currently a member of the board of directors of Command Security Corporation (OTCBB: CMMD.OB) and Prolink Holdings Corporation (OTCBB: PLKH). Mr. Ellin received a Bachelor of Arts from Pace University.

Mr. Ellin has nearly 20 years of investment and turnaround experience. Trinad Capital has exceeded the Fund’s target returns of 15-20% since the its inception. Trinad Capital invests in companies with market capitalizations of less than $500 million and focuses on long-term value creation. While at Atlantis, Mr. Ellin played an active role in Atlantis’ investee companies including board representation, management selection, corporate finance and other advisory services. Through Atlantis and related companies, Mr. Ellin spearheaded investments in ThQ, Inc. (OTCBB: THQI.OB), Grand Toys (OTCBB: GRIN.OB), Forward Industries, Inc. (OTCBB: FORD.OB) and completed a leveraged buyout of S&S Industries, Inc., where he also served as President from March 1996 to January 1998

Business Address:

Robert S. Ellin, Trinad Capital L.P., 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067

Robert S. Ellin may be deemed to beneficially own, directly or indirectly, beneficially or of record, 2,760,664 shares of Common Stock, consisting of: (A) 33,856 shares of Common Stock owned directly by Mr. Ellin, (B) 2,372,254 shares of common stock owned by the Fund; (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis (and indirectly by Nancy J. Ellin, as the sole stockholder of Atlantis) and (E) 81,442 shares of Common Stock owned by the Plan.  Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned individually by Mrs. Ellin, or owned directly by Atlantis and the Plan.  Certain information regarding transactions in the Common Stock by those persons and entities during the past two years is set forth in Schedule A to this Notice. The terms Atlantis, Plan and Trinad Advisors are defined in Schedule B-3.

Exhibit B

Nominee Information for Jay A. Wolf

Mr. Wolf, 33, is a partner at Trinad Capital L.P., a micro-cap hedge fund. Prior to joining Trinad Capital in April 2003, Mr. Wolf served as the Executive Vice President of Corporate Development for Wolf Group Integrated Communications Ltd. since December 2000, where he was responsible for the company’s acquisition program. From October 1997 through December 2000, Mr. Wolf was an associate in the Venture Capital Group at Trillium Growth Capital, the venture capital fund of Canadian Corporate Funding Ltd. From December 1996 to October 1997, Mr. Wolf was an analyst in the senior debt department at Canadian Corporate Funding, Ltd., a Toronto-based merchant bank. Mr. Wolf is currently a member of the board of directors of Shells Seafood Restaurants Inc. (OTCBB: SHLL.OB), Prolink Holdings Corporation (OTCBB: PLKH.BB) and privately-held Starvox Communications, Inc. Mr. Wolf received a Bachelor of Arts from Dalhousie University.

Mr. Wolf has ten years of investment and operations experience in a broad range of industries. Mr. Wolf’s investment experience includes: senior and subordinated debt, private equity (including leveraged transactions), mergers & acquisitions and public equity investments.

Business Address:

Jay A. Wolf, Trinad Capital L.P., 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067

Mr. Wolf may be deemed to own, directly or indirectly, beneficially or of record, 76,428 shares of Common Stock.

Exhibit C

Nominee Information for Elliot Goldman

Mr. Goldman, 70, is the President of The Elliot Goldman Group, Ltd., a business operations consulting firm founded by him in 1987 and specializing in organizational, financial and operational assistance to large and small companies across a broad range of industries. Prior to that time his career covered twenty years as President and Chief Executive Officer or senior officer of several of the major companies in the recorded music industry. Since July 2005, Mr. Goldman has been the Chief Financial Officer of The Dart Group, a public relations firm in the entertainment industry. Over the last five years, Mr. Goldman’s consulting activities included serving as Chief Financial Officer of ConnectivCorp (the public company that acquired Majesco Entertainment Company) from April 2000 through September 2001, President and Chief Executive Officer of ConnectivCorp from September 2001 to December 2003, and Chief Financial Officer of Tour GCX, a company that offers its members access to play golf on private golf club courses, from December 2003 to June 2005. Mr. Goldman received a B.A. from Cornell University and an L.L.B. from Columbia University School of Law.

Business Address:

Elliot Goldman, The Elliot Goldman Group Ltd., 38 Stonygate Oval, New Rochelle, New York, 10804

Mr. Goldman owns no shares of Common Stock.

Annex A

Consent for Nomination

I, Robert S. Ellin, hereby consent to my nomination as a director of Majesco Entertainment Company, to being named in any proxy statement filed by Trinad Capital Master Fund Ltd. with respect to such nomination and to serving as a director of Majesco Entertainment Company if elected.

                                                /s/ Robert S. Ellin
                                                Robert S. Ellin

Consent for Nomination

I, Jay A. Wolf, hereby consent to my nomination as a director of Majesco Entertainment Company, to being named in any proxy statement filed by Trinad Capital Master Fund Ltd. with respect to such nomination and to serving as a director of Majesco Entertainment Company if elected.

                                                /s/ Jay A. Wolf
                                                Jay A. Wolf

Consent for Nomination

I, Elliot Goldman, hereby consent to my nomination as a director of Majesco Entertainment Company, to being named in any proxy statement filed by Trinad Capital Master Fund Ltd. with respect to such nomination and to serving as a director of Majesco Entertainment Company if elected.

                                                /s/ Elliot Goldman
                                                Elliot Goldman

SCHEDULE A

TRANSACTIONS IN SECURITIES OF MAJESCO ENTERTAINMENT COMPANY
DURING THE PAST TWO YEARS BY
TRINAD CAPITAL MASTER FUND LTD.

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)
3.23.04	12,000
5.24.04	24,287
7.29.04	500,000
10.29.04	71,428
12.23.04	171,428
1.20.05	700
12.27.04	(500,000)
1.24.05	7,001
1.7.05	(47,142)
1.26.05	20,000
1.27.05	5,000
1.31.05	3,000
2.4.05	5,000
2.4.05	1,000
2.9.05	2,600
2.10.05	2,700
2.14.05	1,900
2.15.05	2,500
2.16.05	10,200
2.17.05	38,900
2.22.05	100
2.23.05	6,500
2.24.05	9,678
2.25.05	2,200
2.28.05	2,000
2.28.05	2,000
3.1.05	5,500
3.1.05	10,000
3.2.05	15,000
3.3.05	3,800
3.4.05	5,400
3.7.05	2,700
3.8.05	2,000
3.9.05	1,300
3.10.05	2,500
3.11.05	100
3.14.05	4,600
3.16.05	4,800
3.18.05	5,600
3.21.05	10,000

3.22.05	10,000
3.23.05	20,000
3.23.05	10,000
3.23.05	12,000
3.24.05	6,200
3.24.05	10,000
3.28.05	5,700
3.29.05	32,500
3.29.05	5,000
3.30.05	20,000
3.31.05	12,900
3.31.05	10,000
4.5.05	3,500
4.5.05	10,000
4.6.05	4,300
4.7.05	20,700
4.8.05	9,600
4.11.05	2,400
4.12.05	9,400
4.14.05	11,300
4.15.05	3,700
4.18.05	10,974
4.18.05	3,500
4.19.05	14,600
4.20.05	4,600
4.21.05	4,000
4.21.05	2,500
4.22.05	3,400
4.25.05	8,500
4.26.05	14,593
4.27.05	6,800
4.28.05	10,400
4.29.05	30,000
5.2.05	25,689
5.3.05	19,200
5.3.05	5,000
5.4.05	14,900
5.5.05	14,124
5.6.05	3,000
5.9.05	1,000
5.10.05	3,300
5.11.05	2,900
5.16.05	800
5.17.05	5,000
5.18.05	4,000
5.20.05	3,000
5.23.05	4,500
5.26.05	5,000

6.1.05	10,000
6.2.05	5,000
6.2.05	10,000
6.2.05	5,000
6.15.05	5,000
6.24.05	10,000
6.29.05	10,000
6.29.05	2,000
6.30.05	9,000
7.5.05	200
7.6.05	3,700
7.12.05	50,000
7.13.05	190,300
7.15.05	2,500
7.19.05	50,000
7.28.05	10,000
7.29.05	20,000
7.29.05	15,000
7.29.05	11,319
8.10.05	3,000
8.11.05	11,700
8.15.05	5,000
8.16.05	7,500
8.22.05	2,500
8.30.05	6,400
8.31.05	11,570
9.6.05	1,000
9.8.05	3,000
9.22.05	45,106
9.23.05	104,894
9.23.05	50,000
9.26.05	100,000
9.29.05	100,000
9.29.05	1,000
10.10.05	4,000
10.14.05	2,000
10.27.05	5,000
10.31.05	20.255
11.2.05	3,800
11.7.05	4,300
11.16.05	14,800
11.23.05	9,000
11.29.05	1,000
11.30.05	16,300
11.30.05	11,455
12.2.05	12,500
12.6.05	25,000
12.22.05	26,605

12.23.05	25,000
12.23.05	10,000
12.28.05	(3,800)
12.28.05	(2,735)
12.28.05	(2,000)
12.28.05	(700)
12.28.05	(1,900)
12.28.05	(5,400)
12.28.05	(2,700)
12.28.05	(1,000)
12.28.05	(4,600)
12.28.05	(10,000)
12.28.05	(5,000)
12.28.05	(2,500)
12.28.05	(5,000)
12.28.05	(4,800)
12.28.05	(2,500)
12.28.05	(20,000)
12.28.05	(23,365)
12.28.05	(1,300)
12.28.05	(100)
12.28.05	(5,600)
12.30.05	(6,200)
12.30.05	(100)
12.30.05	(15,000)
12.30.05	(2,200)
12.30.05	(2,157)
12.30.05	(2,700)
12.30.05	(10,000)
12.30.05	(5,500)
12.30.05	(12,900)
12.30.05	(10,200)
12.30.05	(2,600)
12.30.05	(2,000)
12.30.05	(6,943)
12.30.05	(10,000)
12.30.05	(3,000)
12.30.05	(2,000)
12.30.05	(6,500)
1.24.06	1,000
1.26.06	(75,000)
2.1.06	10,000
2.2.06	8,072
2.2.06	7,041
2.6.06	18,602
2.8.06	3,210
2.10.06	50,000
2.10.06	22,000

2.13.06	25,000
2.15.06	50,000
2.16.06	25,000
2.16.06	12,661
2.17.06	6,300
2.21.06	34,807
2.21.06	8,400
2.23.06	1,100
2.24.06	9,825
2.24.06	4,509
2.27.06	100,000
2.28.06	582
2.28.06	25,000
2.28.06	10,000
2.2.06	1,000
3.3.06	25,000
3.8.06	12,540
3.13.06	47,500
3.14.06	1,300
3.16.06	50,000
3.17.06	36,200
3.20.06	12,000
3.21.06	17,600
3.22.06	8,400
3.22.06	25,000
3.23.06	2,000

All purchases of Common Stock were funded by investment capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

SCHEDULE B-1

TRANSACTIONS IN SECURITIES OF MAJESCO ENTERTAINMENT COMPANY
DURING THE PAST TWO YEARS BY
JAY A. WOLF

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)
2.22.05	8,000
2.22.05	5,000
2.22.05	2,200
2.22.05	2,100
2.22.05	700
2.23.05	30,000
9.14.05	(25,000)

All purchases of Common Stock were funded by the personal funds of Mr. Wolf.

SCHEDULE B-2

TRANSACTIONS IN SECURITIES OF MAJESCO ENTERTAINMENT COMPANY
DURING THE PAST TWO YEARS BY
ELLIOT GOLDMAN

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)
11.6.04	(60,000)
11.18.04	(500)
11.23.04	(20,000)
11.24.04	(20,000)
11.26.04	(10,000)
11.30.04	(7,000)
12.1.04	(55,000)
12.2.04	(20,000)
12.3.04	(20,000)
12.6.04	(20,000)
2.7.04	(30,000)
12.8.04	(10,000)
12.9.04	(8,700)
12.13.04	(16,300)
12.20.04	(16,000)
12.21.04	(13,000)
12.22.04	(5,500)
1.3.05	(18,000)
11.9.05	(21,429)
12.19.05	(35,714)

TRANSACTIONS IN SECURITIES OF MAJESCO ENTERTAINMENT COMPANY
DURING THE PAST TWO YEARS BY
ELLIOT GOLDMAN GROUP, IRA

Date of Purchase/Sale	Shares of Common Stock Purchase/(Sold)
11.8.05	(40,000)
11.9.05	(18,571)
11.10.05	(5,612)
11.14.05	(7,245)

SCHEDULE B-3

CERTAIN ADDITIONAL INFORMATION

Set forth below is certain additional information regarding Trinad Capital Master Fund Ltd. (the “Fund”), Robert S. Ellin, Trinad Advisors GP, LLC (“Trinad Advisors”), Trinad Capital L.P. (“Trinad Capital”), Atlantis Equities, Inc. (“Atlantis”), Nancy J. Ellin and the Robert S. Ellin Profit Sharing Plan (the “Plan”).

By including such information, the Fund does not concede that any such information is required to be disclosed in this Notice.

The Fund is a Cayman Islands exempted company that invests primarily in companies that generally have a market capitalization of less than $500 million in selected industries. The officers and directors of the Fund and their principal occupations and business addresses are set forth below. The principal stockholder of the Fund is Trinad Capital, a Delaware limited partnership formed to be a micro-cap hedge fund. The general partner of Trinad Capital is Trinad Advisors, a Delaware limited liability company formed to be the general partner of Trinad Capital. The managing member of Trinad Advisors is Mr. Ellin. Mr. Ellin is principally employed as the managing member of Trinad Advisors. The business address of the Fund, Trinad Capital, Trinad Advisors and Mr. Ellin is 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067.

Atlantis is a Delaware corporation that was formed as a private investment company that actively manages an investment portfolio of small capitalization public companies, as well as select private company investments. Mrs. Ellin, the spouse of Mr. Ellin, is the sole officer and director and the sole stockholder of Atlantis, and her principal occupation is serving as such. The business address of Atlantis and Mrs. Ellin is c/o the Fund, 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067.

The Plan is a profit sharing plan. The business address of the Plan is c/o the Fund, 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067.

The Fund may be deemed to beneficially own 2,372,254 shares of Common Stock. The Fund has sole power to vote and dispose of such shares.

Robert S. Ellin may be deemed to beneficially own 2,760,664 shares of Common Stock, consisting of: (A) 33,856 shares of Common Stock owned directly by Mr. Ellin, (B) 2,372,254 shares of common stock owned by the Fund; (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis (and indirectly by Nancy J. Ellin, as the sole stockholder of Atlantis) and (E) 81,442 shares of Common Stock owned by the Plan. Mr. Ellin disclaims any beneficial ownership of shares of Common Stock held by the Fund except to the extent of (1) his indirect beneficial ownership as the managing member of Trinad Advisors and (2) his indirect beneficial ownership as a limited partner of the Fund. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned individually by Mrs. Ellin, or owned directly by Atlantis and the Plan.

Robert S. Ellin has sole power to vote and dispose of 33,856 shares of Common Stock owned directly by Mr. Ellin and shared power to vote and dispose of 2,726,808 shares of Common Stock, reflecting (A) 2,372,254 shares of Common Stock owned by the Fund; (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock owned directly by Atlantis; and (D) 81,442 shares of Common Stock owned by the Plan.

Nancy J. Ellin may be deemed to beneficially own 388,410 shares of Common Stock, consisting of: (A) 47,656 shares of Common Stock owned directly by Mrs. Ellin; (B) 33,856 shares of Common Stock owned directly by Mr. Ellin, (C) 225,456 shares of Common Stock owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder and (D) 81,442 shares of Common Stock owned by the Plan.  Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned individually by Mr. Ellin, and owned directly by Mr. Ellin and the Plan.

Nancy J. Ellin has sole power to vote and dispose of 47,656 shares of Common Stock owned directly by Mrs. Ellin and shared power to vote and dispose of 340,754 shares of Common Stock, consisting of (A) 33,856 shares of Common Stock owned directly by Mr. Ellin, (B) 225,456 shares of Common Stock owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; and (C) 81,442 shares of Common Stock owned by the Plan.

Atlantis may be deemed to beneficially own 225,456 shares of Common Stock. Atlantis has sole power to vote and dispose of such shares.

The Plan may be deemed to beneficially own 81,442 shares of Common Stock. The Plan has sole power to vote and dispose of such shares.

Directors and Officers of Trinad Capital Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Robert S. Ellin, Director	Managing Member of Trinad Capital L.P.	2121 Avenue of the Stars Suite 1650 Los Angeles, California 90067

Jay A. Wolf, Director	Partner of Trinad Capital L.P.	2121 Avenue of the Stars Suite 1650 Los Angeles, California 90067

Coden Trust Company (Cayman) Limited, Secretary	Fund Administration	Century Yard Cricket Square Hutchins Drive P.O. Box 2681GT George Town, Grand Cayman Cayman Islands

EXHIBIT B

Trinad Capital Master Fund Ltd.
2121 Avenue of the Stars, Suite 1650
Los Angeles, California 90067

March 24, 2006

Majesco Entertainment Company
160 Raritan Center Parkway
Suite 1
Edison, New Jersey 08837

Attention: Board of Directors of Majesco Entertainment Company

Gentlemen:

As you know, Trinad Capital Master Fund Ltd. and its affiliates (“Trinad” or “we”), which has been a long-time shareholder of Majesco Entertainment Company (“Majesco” or the “Company”), have made repeated requests for fundamental changes in the Company’s management structure, corporate governance, executive compensation and board composition in our letters to you over the past several months. As a consequence of the failure by the Company to act upon or accept any of our requests, and the continued deterioration of the Company’s financial position and prospects, we sent a notice (the “Nomination Notice”) to the Company yesterday advising the Company of our intention to nominate three members to the Company’s board at the Company’s 2006 annual meeting of shareholders.

We note that the Company has received a notice of delisting from The NASDAQ Stock Market (“Nasdaq”) advising the Company that it does not comply with Marketplace Rule 4310(c)(2)(B), which requires the Company to have a minimum of $2.5 million in stockholders' equity, $35.0 million market value of listed securities or $500,000 of net income from continuing operations for two of the three latest fiscal years. This notice provides that the Company is required to present its plan to achieve and sustain compliance to Nasdaq on or before March 30, 2006.

We have long been proponents of, and believers in, the significant potential of the Company. With this in mind, and considering the Company’s current liquidity crisis and the impending delisting of its equity securities from Nasdaq, we are prepared to make an equity investment in the Company of three million dollars ($3,000,000), at a price of $1.50 per share, in the Company’s common stock (“Common Stock”), upon the terms, and subject to the satisfaction of each of the conditions, hereinafter set forth.

1.
Cash Investment. The Company shall issue and sell to Trinad or its designees, and Trinad or its designees shall purchase from the Company, an aggregate of 2,000,000 shares of shares of the Company’s capital stock at a price of $1.50 per share, or an aggregate of three million dollars. We note that this represents a premium of $0.32, or more than 27%, over yesterday’s closing price of the Common Stock. We refer to the purchase and sale of Common Stock as set forth above as the “Investment.”

2.
Due Diligence. The Investment is subject to the completion to our satisfaction, in our sole and absolute discretion, of a due diligence review of the Company. Majesco shall permit Trinad and its authorized employees and agents, at Trinad’s expense, to have access to the operations and facilities, customers, books, records, employees, counsel, accountants and other representatives of Majesco for the purpose of evaluating the transaction contemplated hereby.

March 24, 2006

3.
Board Representation. Upon the completion of the Investment, the Company and the board shall take all necessary and desirable action, as reasonably requested by Trinad, to cause a majority of the Company’s board of directors to be comprised of individuals nominated by Trinad. We recognize that this may be effected in a number of ways including, without limitation, through the resignation of certain existing board members or by increasing the size of the existing board and, in each case, filling vacancies with our nominees. We are prepared to propose as nominees individuals that we strongly believe will add value to the Board’s decision-making process and enhance the Board’s ability to maximize shareholder value. Any such appointment of our nominees to the board shall be without prejudice to our right to nominate directors in accordance with the Nomination Notice.

4.
Board Approval; Compliance with Applicable Laws. The Investment and the other actions contemplated hereby shall be approved in advance by the Board of Directors of Majesco in a manner to render inapplicable any and all laws, regulations and agreements that would prevent, or impose material conditions upon, the Investment. Further, Majesco shall execute and deliver any further instruments or documents and take all such necessary action that may be reasonably requested by Trinad to carry out the purpose of this letter.

5.	Miscellaneous.

(a) Attorneys’ Fees. In the event any of the parties hereto shall institute any action or proceeding against any other party or parties hereto relating to this letter, the unsuccessful party in such action or proceeding shall reimburse the successful party or parties for its reasonable expense incurred in connection herewith, including reasonable attorneys’ fees. Further, the Company shall be required to reimburse Trinad for all of its out-of-pocket fees and expenses incurred in connection with the transactions contemplated hereby, including for reasonable attorneys fees.

(b) Governing Law. This letter shall be governed by, construed and enforced in accordance with the laws of the State of New York, United States of America, without regard to conflict of law principles.

(c) Entire Letter; Modification. This letter sets forth the entire understanding among the parties and supersedes all agreements made prior to or contemporaneously herewith, written or oral, with respect to the subject matter hereof. Any modification of this letter must be in writing and signed by all of the parties hereto in an instrument which makes specific reference to this letter.

(d) Termination. In the event that this letter is not accepted in writing by Majesco and returned to Trinad before 5:00 p.m., New York time, on Wednesday, March 29, 2006, this letter shall automatically terminate and be null and void without any obligation of Trinad. Further, this letter may be terminated earlier by Trinad by the delivery of written notice to Majesco of its desire to so terminate this letter.

(e) Counterparts. This letter may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

(f) Non-Binding Letter. Your acceptance and execution of this letter will affirm our mutual intent as set forth herein. This letter expresses only the intention of Trinad to make the Investment contemplated hereby upon the terms and subject to the conditions contained herein, and does not constitute a binding agreement, or create any legal obligation on the part of, Trinad. Any such agreement or legal obligation shall be created solely through the execution and delivery of a definitive purchase or investment

March 24, 2006

agreement in form and substance mutually satisfactory to each of Trinad and Majesco. If such a definitive agreement is not executed, our respective obligations under this letter of intent shall be terminated.

We are confident that our proposal is generous, reasonable and serves the interests of the Company’s shareholders. The time has clearly come for the board to take decisive and aggressive action to begin to deal with the enormity of problems that now face the Company. We are confident that our proposal is very generous, particularly considering the Company’s continued poor performance and current and deteriorating financial position. Time is clearly of the essence, as any further diminution in shareholder value is simply unacceptable.

If the foregoing correctly reflects our understanding with respect to the subject matter thereof, please so indicate by signing this letter in the space provided below for your signature.

Very truly yours,

                        TRINAD CAPITAL MASTER FUND LTD.

By: Trinad Capital L.P.

By: Trinad Advisors GP LLC

By: /s/ Robert S. Ellin_______
Name: Robert S. Ellin
                               Title:    Managing Member

AGREED TO AND ACCEPTED
THIS __ DAY OF MARCH, 2006:

MAJESCO ENTERTAINMENT COMPANY

By:_____________________________
   Name:
   Title: